Filed by Spartan Stores, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Stores, Inc.

Commission File No.: 000-31127

Date: October 24, 2013

Spartan Stores, Inc.

Second Quarter Fiscal Year 2014 Earnings Conference Call

October 24, 2013

Operator:

Good morning and welcome to the Spartan Stores Second Quarter Fiscal Year 2014 Earnings Conference Call. All participants will be in listen-only mode. Should you need assistance, signal a conference specialist by pressing the star key, followed by zero. After today’s presentation, there will be an opportunity to ask questions. Please note, this event is being recorded.

I would now like to turn the conference over to Katie Turner. Please go ahead, ma’am.

Katie Turner:

Thank you. Good morning and welcome to Spartan Stores Second Quarter Fiscal Year 2014 Earnings Conference Call. By now everyone should have access to the earnings release for the second quarter ended September 14th, 2013. For a copy of the release, please visit Spartan Stores’ web site at www.spartanstores.com, under For Investors. This call is being recorded and a replay will be available on the Company’s website for approximately 10 days. Before we begin, we’d like to remind everyone, comments made by Management during today’s call will contain forward-looking statements. These forward-looking statements discuss plans, expectations, estimates and projections that might involve significant risks and uncertainties. Actual results may differ materially from results discussed in these forward-looking statements. Internal and external factors that may cause such differences include, among others, competitive pressures among food retail and distribution companies, the uncertainties inherent in implementing strategic plans and general economic and market conditions. Additional information about risk factors and uncertainties associated with Spartan Stores’ forward-looking statements can be found in the Company’s second quarter earnings release, fiscal and Annual Report on 10-K and in the Company’s other filings with the SEC. Because of these risks and uncertainties, investors should not place undue reliance on forward-looking statements. Spartan disclaims any intention or obligation to update or revise any forward-looking statements.

This presentation includes certain non-GAAP metrics and comparable period measures to provide investors with useful information about the Company’s financial performance. A reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and other information required by Regulation G is included in the Company’s earnings release which was issued after market close yesterday. And it’s now my pleasure to introduce Mr. Dennis Eidson, President and CEO of Spartan Stores, for opening remarks.

Dennis Eidson:

Thanks, Katie. Good morning and thank you for joining our Second Quarter Fiscal Year 2014 Earnings conference call. With me this morning are members of our team, including our EVP and Chief Financial Officer Dave Staples, our EVP of Retail Operations Ted Adornato and our EVP, General Counsel and Secretary Alex DeYonker.

Today, I’ll begin by providing you with a brief over view of our business and highlights of our financial performance for the second quarter, as well as the status of our merger with Nash Finch. Then Dave will share some additional detail about the second quarter financial results and our outlook for the remainder of fiscal 2014. Finally, I’ll provide some closing remarks and we’ll open up the call and take some questions.

We’re very pleased to report second quarter earnings that exceeded the guidance we provided during our last call in early August. Our better-than-expected results were driven by sales gains in both divisions and an improvement in our fuel margins. These results enabled us to generate approximately $27 million in cash flow from operations year to date and reduce net debt by $11.1 million or 7.5% from the prior year second quarter.

Now, I’ll review distribution segment results. Sales increased 4.7% for the quarter, due to a combination of organic growth and new business gains. These were partially offset by the elimination of sales related to our acquisition of an existing retail customer’s store in the third quarter of fiscal 2013 as well as lower pharmacy sales. Our distribution team continues to focus on increasing our sales penetration with existing distribution customers, seeking new independent customers and further improving the efficiency of our distribution operations.

From an efficiency perspective, we are making further progress on our warehouse automation plans. The new hi-lo robots began performing meaningful work in August, however, it’ll take several months to fully implement all of the functions. They are currently operating at 40% of their design capacity and we expect that all functionality will be 100% operational by the end of the year.

Net sales in our retail segment increased 4.4% due to the sales contribution of the grocery store and the fuel center we acquired in the third quarter of Fiscal 13, new Valu Land store openings and positive comp store sales. These benefits were slightly offset by a decrease in the fuel price per gallon when compared to last year.

We continue to refine our Yes Rewards program and leverage our pharmacy and fuel offerings as value-added rewards for our consumers. Even though the program was fully rolled out to all of our stores over a year ago, we continue to register new households in the program and the number of active households increased over 1% from the same period last year.

On the product side, we are driving both distribution and retail sales through the expansion of our private brand program. During the quarter, we launched over 100 net new private brand items for a total of more than 270 new items year-to-date. We ended the quarter with approximately 4,600 items and are on track to introduce a total of 300 to 350 private-brand items for the year. Our private-brand unit penetration at retail was approximately 23.3% in the fiscal year to date period.

Moving on to our capital plan, during the second quarter we completed five minor remodels and store re-banners of Glen’s locations to our Family Fare brand. Along with the store re-bannering, our remodels include updating our decor and signage programs and replacing the fixturing where required. During the third quarter, we anticipate continuing the re-bannering program by completing four minor remodels and one major remodel. We expect to fully re-banner all Glen’s locations to the Family Fare brand by the end of next year. The results from these efforts appear to be favorably received by the consumer as the trend in comp store sales at these locations since conversion have experienced meaningful improvement.

We also acquired a pharmacy during the second quarter in our continued effort to provide both convenience and value to our customers.

Before I turn the call over to Dave, I’d like to provide a quick update on the status of our merger with Nash Finch. We continue to make progress on the merger and recently passed several key milestones. First, we were pleased to see that the Hart-Scott-Rodino waiting period expired in September with no action by the Federal Trade Commission or the Department of Justice. Second, we have internally communicated the composition of our senior leadership team, and most recently, our S-4 registration statement was declared effective on October 15th. While we are now awaiting shareholder approval, we are moving forward with finalizing our integration plans including everything from back office functions to the announcement of our new organizational structure. As you can read in the Prospectus, the Shareholders Meetings for each Company have been scheduled for November 18th and assuming a positive outcome, we expect the closing of the transaction will be within a day of the vote.

With that overview, I’ll turn the call over to Dave for more details on the second quarter financial results and an outlook for the remainder of Fiscal 14. Dave?

Dave Staples:

Thanks, Dennis, and good morning everyone. Consolidated net sales for the second quarter increased 4.5% to $649.5 million compared to $621.6 million in the year ago quarter due to organic growth and contributions from a recent acquisition in the retail segment and new customers in the distribution segment. Distribution in fuel sales represented 41.8% and 7.5%, respectively, of consolidated net sales compared 41.7% and 7.6%, respectively, in last year’s second quarter. The consolidated gross profit margin for the second quarter was comparable to the prior year at 21%. Second quarter adjusted operating expenses were 114.6 million, or 17.6% of net sales, compared to 110.9 million or 17.8% of net sales last year. The decrease in the rate was due to expense leverage on increased sales partially offset by higher incentive compensation and depreciation and amortization expense. These results exclude 3.6 million in expenses related to the merger with Nash Finch in Fiscal 2014 and a $400,000 asset impairment charge in Fiscal 2013.

Adjusted EBITDA for the second quarter was 31.9 million or 4.9% of net sales, compared to 29 million or 4.7% of net sales last year. Adjusted earnings from continuing operations for the second quarter were 12.1 million or $0.55 per diluted share compared to 10.2 million or $0.47 per diluted share last year. These results exclude expenses related to the merger of $0.10 per diluted share and a tax benefit of $0.01 per diluted share in Fiscal 2014.

Turning to our operating segments, second quarter net sales for the distribution segment were 271.4 million compared to 259.2 million in the year ago quarter. The increase in sales is primarily due to organic growth and new business gains, partially offset by the elimination of sales related to the acquisition of a customer’s store in the third quarter of Fiscal 2013, and lower pharmacy sales.

Second quarter operating earnings for the distribution segment were 11.6 million, when adjusted to exclude 3.6 million in expenses related to the merger, versus 10.8 million last year. In our retail segments, second quarter net sales were 378.1 million compared to 362.3 million last year. The increase in sales was largely driven by incremental sales from our recent grocery store and fuel center acquisition, new Valu Land store openings last year and positive comparable store sales. Comparable store sales excluding fuel increased 0.2% for the quarter.

Retail segment operating earnings for the quarter were 10.1 million compared to 8.5 million last year when adjusted to exclude last year’s non-cash pre-tax asset impairment charge of 400,000. The improvement in adjusted operating earnings was due to the higher sales volume and improved profitability at our fuel centers, partially offset by higher depreciation and amortization expenses and higher healthcare costs.

From a cash flow perspective, our year-to-date operating cash flow was 26.9 million at the end of the second quarter of Fiscal 2014 compared to 900,000 for the same period last year. The increase was primarily due to the timing of seasonal working capital requirements, lower income tax payments and prior-year first quarter payments related to new customer supply agreements.

Total net long-term debt was down 11.1 million to 136.4 million as of September 14th, 2013, versus 147.5 million at the end of the second quarter last year, primarily due to the timing of working capital requirements.

I will now provide further detail on our outlook for the remainder of Fiscal Year 2014. While we’ve been encouraged by our recent performance, we will face progressively challenging year-over-year comparisons in the third and fourth quarters as we begin to cycle the retail store acquisition and new distribution customer and are likely to experience lower fuel profit contribution than in the first half of this year. In addition, we believe that the expected lack of inflation will have a negative effect on our sales and earnings for the second half of the year. As a result, we expect comparable store sales for the second half of Fiscal 2014, adjusted for the Easter calendar shift, to be slightly negative to flat. Additionally, adjusted earnings from continuing operations are expected to be flat in the second half of the year when compared to the prior year. On a full-year basis, we continue to expect Fiscal 2014 net consolidated sales and adjusted earnings from continuing operations to exceed our Fiscal 2013 results, excluding any one-time expenses including those related to the merger with Nash Finch. We expect the capital expenditures for Fiscal 2014 will be in the range of 39 million to 42 million, with depreciation and amortization in the range of 41 to 43 million, and total interest expense to be in the range of 9.5 to 10.5 million.

This concludes our financial discussion and I will now turn the call back to Dennis for his closing remarks. Dennis?

Dennis Eidson:

Thanks, Dave. In conclusion, we’re certainly encouraged by our performance in the first half of Fiscal 14, as well as our transformative agreement to merge with Nash Finch. It was a busy six months and continues to be so as we move forward with plans to complete the merger and begin to integrate the two companies before the end of the calendar year. While the second half of the year will prove more challenging, we will continue to invest in the consumer experience and focus on delivering the best value and quality to our distribution and retail customers. We remain enthusiastic about the opportunities that lie ahead and our prospects for increasing shareholder value.

And with that, we’ll open up the call if there are any questions.

Operator:

Thank you. We will now begin the question and answer session. To ask a question, you may press star, then one, on your touch-tone phone. If you are using a speaker phone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then two. At this time, we will pause momentarily to assemble our roster.

Our first question is from Scott Mushkin from Wolfe Research. Please go ahead, sir.

Scott Mushkin:

Hey, guys. Thanks for taking my questions and a nice quarter of profits and of sales. So I had a couple things here. Number one is it seems like your outlook for the back half, and you articulated this a little bit, is a little less robust than what we saw in the current quarter. I was just wondering, specifically on the comps in the back half, are they really kind of, I think you said flat to slightly down. Is that below where you thought they would be, say three or four months ago?

Dennis Eidson:

You know, I think when we had the call, the last call—whether it was August, I guess it was—it may be a bit softer but really not much, Scott. And, you know, we guided this quarter that we just completed on the comps was going to be slightly negative to slightly positive and that’s really where we came in. I would say the revenue really in both segments was not really a big surprise to us in the quarter and the outlook hasn’t significantly changed.

Scott Mushkin:

Okay. And then can you talk about the pricing climate? Obviously inflation is very low on the producer’s side with what’s coming into your warehouses, but I also wanted to talk about the pricing climate at retail. How is that looking? And is that kind of coming in a little as well? And is that part of why the outlook maybe is a little bit more subdued?

Dennis Eidson:

You know, I don’t think there’s a material difference in the pricing climate. As you, you know, led, you know, the wholesale inflation number that we track pretty aggressively is showing really no life. It was about 1% inflation in the distribution segment for us. You know, if you went back a couple of quarters, we were at like 1.9% and the quarter before, we were at like 1.6 and now we’re down to 1%, so you’re seeing this negative trend in inflation So we’re still inflationary but very modestly so. At retail, we’re basically seeing, you know, no inflation, and I’d say the pricing climate hasn’t changed significantly. I think everybody is in the same boat, you know, trying to chase volume that in some instances just isn’t there, in our marketplace, but I don’t think there has been any irrational behavior in pricing or promotion, nor do I think there’s been any change.

Scott Mushkin:

Okay, that’s good. I’ve still got a lot of questions around it that I could follow up with but I have one more and I’ll open it up to other people. The commissary business of Nash, a lot of articles have been written lately about the shrinking military really pulling back the number of people active duty military. I think there’s going to be another cut of like 22-, 23,000 coming, and then next year I think I’ve seen estimates as much as 50- to

75,000. Can you talk about the commissary business in relation to a shrinking military? How did it look back in the—I guess last time we went through something like this was like the early 90s, and how we should think about that as you buy the Nash business? Then, thank you.

Dennis Eidson:

I think the comments about the Nash Finch business, you know, I want to be somewhat limited in that regard. Obviously, we don’t—we are not merged yet so that activity is to follow. I will say this: that as you look at the commissary spending, it is predominantly done through retirees in the military system and not necessarily the active-duty military. So, you know, I think we may have touched a little bit on this when we had the initial call announcing the merger, but, you know, some of that bringing back of the overseas military home actually has a potential positive effect on the military business here domestically. Nash Finch is not involved with feeding troops overseas. It’s not part of the business that they do. So, in some respects, bringing that overseas military hero back home tends to be a helper to the volume.

Scott Mushkin:

All right, perfect. Thank you for taking my questions.

Operator:

Our next question is Karen short from Deutsche Bank. Please go ahead.

Karen Short:

Hi there. Thanks for taking my question.

Dennis Eidson:

Good morning.

Karen Short:

Good morning. Just wondering if you can comment a little bit more, maybe just to give a little bit more color on what you’re seeing for—what you will see this year in terms of competitive openings from super centers, and then what your expectations are for next year? Actually maybe include super centers and neighborhood markets this year, and super centers and neighborhood markets next year?

Dennis Eidson:

Well, I think in this fiscal year that we have, that we’re in now, I don’t know that we’re going to have any super center openings in our trade area, and the neighborhood markets have not made an appearance in our trade area. So, that’s the answer to the first part.

Going forward next year, there will be some super center activity in our trade area. I think we’re expecting at least three Super Walmarts in next fiscal year. There could be a fourth one that trips in there, which is a more robust number than we’ve had in the past several years. You know, since the recession, you know, all Cap Ex, frankly, in the space, is really diminished quite a bit, so next year will be a little bit more formidable in terms of that type of activity.

Dave Staples:

And that seems like somewhat of a blip, right? I mean that’s how this has worked for us, you know, going forward, Karen. Every once in a while you have a year where you have a little blip and it seems to pedal back down. I mean we are a relatively saturated market for super centers. I mean, we don’t have stores that don’t compete with super centers. I mean, it would be less than a handful that would not have one, if not two, super centers they compete with currently. So, you know, nothing out of our historical past nor do we necessarily see this as a, you know, new wave of competition.

Karen Short:

Okay. And then I don’t know if you’re prepared to give maybe a little bit of color on what you think your run rate on Cap Ex might be for the combined company. Or is that a little too early?

Dave Staples:

You know, probably at this point, we would prefer to hold off on guidance for Newco until after the merger is complete and then I think our expectation would be to provide guidance with our year-end release and help out with, you know, all the types of things you’re going to be interested at that point.

Karen Short:

Okay. And, then just in terms of the composition of the comp going forward, I mean, I think, is it fair to say you probably will still be—it’ll be more basket-skewed with traffic still a little softer? And I guess maybe comment on what you think is contributing to the softer traffic. Or do you think it’s just macro in general?

Dennis Eidson:

You know, they’re marginal in both directions, Karen, to be honest with you, so we’re not seeing a lot of movement in either metric. But it has been the last several quarters a little bit softer on the traffic and a little bit more aggressive on the basket size, and it’s not materially significant in either direction, but that’s what we’ve been seeing.

Karen Short:

Okay. And then I haven’t asked this question for a while but where are you at in terms of attrition and distribution? Are you still seeing any net attrition, or do you think you’re distribution customer base is pretty stable? And I mean obviously growth would be maybe through—like on your existing; forget new customers that you’re managing.

Dennis Eidson:

Yes, I mean we just have not experienced attrition in our distribution customer base. It’s de minimis, it doesn’t even blip, and you know we had—we did call out reduced pharmacy sales in the distribution segment. We have an independent retailer that was operating eight pharmacies and elected to exit the pharmacy business. He sold those scrip files and we took some attrition on that. But, I mean, our retailers—we talked about this in the past—have been amazingly resilient, and so they’ve hung in there through the recession and we just tend not to lose them to competition. It’s just not in the DNA of the Spartan make up here.

Karen Short:

Got it, okay. I’ll get in the queue. Thanks.

Operator:

Our next question is Chuck Cerankovsky, North Coast Research. Please go ahead.

Chuck Cerankovsky:

Good morning.

Dennis Eidson:

Good morning.

Chuck Cerankovsky:

Dennis, if you’re looking at the distribution business again, describe your ability to get new distribution customers in the past quarter and what it looks like over the next six months, especially as competitors change or get, perhaps, more aggressive in defending their turf.

Dennis Eidson:

You know, we have—first of all, let me just say changing wholesalers is a very significant event. Independent retailers don’t do that without spending a lot of time and effort evaluating the reasons to do that. We have been, you know, beneficiary over the past several years of being able to, I’d say, you know, more methodically add distribution customers to our portfolio, maybe more effectively than some others in the geography. It’s a lot of hard work and effort. It’s not an event, Chuck. It really is a process. In so many of the instances it’s conversations that have taken place, you know, not over weeks and months but really over years, and they come, you know, at a kind of disparate pace. They come when they come. Sometimes there’s an inflection point with their existing wholesaler. Sometimes it’s a contract that’s expired. They’re really hard to predict and for me to say here’s what I think is going to come in the near term, I think would really be a stretch. I’m not trying to evade your question; it’s just not an easy question to answer.

Chuck Cerankovsky:

But you’re ready and able if the opportunities are there.

Dennis Eidson:

Absolutely. There is not an independent retailer in our trade area, our general reachable trade area, that we haven’t been knocking on their door for some time. And they know who we are; they know what we can do, and, you know, at the right time, sometimes, you know, the magic occurs. And like I said, we’ve been very fortunate to be able to pull some of those customers into the portfolio.

Chuck Cerankovsky:

Switching gears a bit, after the Nash Finch deal closes, you’ll be—go into the new fiscal year. Will you issue new guidance for the calendar 14 year?

Dave Staples:

Yes, Chuck, that’s our intention. So, once the merger takes place, as we hope and assume it will, we’ll provide with our year end call, you know, the forward-looking guidance that you’re accustomed to. We’ll also try to do some other things to try to help make the transition easier for all of the investment world to understand. So we’re looking into the things we can do to do that, but, you know, with the change in year-end, our quarter structural change, we’ll go to a 4-3-3-3 quarter structure instead of a 3-3-4-3 structure. And so we’ll try to help in any way we can, you know, provide a path to understanding that.

Dennis Eidson:

David, but we have announced that we’re changing the fiscal year, right? I’m not sure…

Dave Staples:

Right.

Dennis Eidson:

…have that been released. Maybe you want to just...?

Dave Staples:

Yes, I can just spend a little more time on that. Yes, we did announce that publicly. In conjunction with the merger, you know, we would change our year-end to a Saturday closest to December 31st, which in this year’s case, would be December 28th. So our year would end—that would make this quarter one week short of a full quarter, and then obviously we’d start anew on the 29th with our normal 13-period type year. As I mentioned, however, a 4-3-3-3 period quarter structure.

Chuck Cerankovsky:

And that means in the new fiscal year, the first quarter will be 16 weeks followed by three 12s.

Dave Staples:

Correct.

Chuck Cerankovsky:

All right. Got that. I try to keep that straight.

Dave Staples:

Good luck.

Chuck Cerankovsky:

Every company has got that 16-week quarter somewhere different. Could you give us the dollar of gas sales in the most recent quarter, please?

Dave Staples:

Well, what I have would be total fuel center is about 48.9 million. I think the pure fuel component of that would probably be more in the mid 40s.

Chuck Cerankovsky:

All right. Thank you very much. Nice quarter.

Dennis Eidson:

Thank you.

Operator:

Our next question is from Ben Brownlow, Raymond James. Please go ahead.

Ben Brownlow:

Good morning.

Dennis Eidson:

Good morning Ben.

Ben Brownlow:

Could you guys comment on the re-branding from Glen’s to Family Fare? Just the positive customer response on that and improved same store sales, can you give a little more color around the exact sales lift that you’re seeing and the capital there?

Dennis Eidson:

Sure. One thing we’re not short of is brands. You know, when you grow your retail portfolio primarily through acquisition you accumulate more brands than probably you need. And we’ve done this over time. In my 11 years here where we’ve consolidated brands, we did some research around the brands and the Family Fare brand that we operate here in Western Michigan has a strong brand franchise, and the Glen’s brand, you know, we tested moving Family Fare up there and it responded favorably. We’re doing these remodels and refreshes and re-bannerings and we’re moving the comp trend, you know 3%, maybe in some instances it’s a little better than that. So it’s not, you know, wildly explosive, but the stores are getting refreshed at the same time and we’re doing some décor, et ceteras, as we discussed, and it will allow us to leverage our marketing spend. Because right now, you know, we do a marketing campaign, we have to do a whole separate campaign for Glen’s versus Family Fare and with cable TV, on electronic media, you know, it will be more efficient for us to have one brand.

Ben Brownlow:

All right. That’s very helpful. And then switching over to the expense leverage in the quarter which was really encouraging, did you leverage expenses at retail? I know healthcare was obviously a headwind, but, you know, just some color around there and how are you thinking about leverage in your second half given your top line outlook?

Dave Staples:

Yes, I mean I think we’ve consistently leveraged our expenses at retail. We’ve done that through a lot of different things. We’re very focused on energy consumption. We’re very focused on rent structures. We’re very focused—you go down the line. Our operators consistently are working hard on how they manage the productivity of our labor and it’s just—it’s really a way of life for us, so it’s not any one new effort. It’s just, I think, a continued culmination of the efforts we’ve put into place. You know, I think we look to continue to focus on those expense lines. You know, sometimes you’re benefitted by the seasonality and how winter takes place. If we have an incredibly brutal or nice winter, that’ll certainly affect our expense leverage as it works with utilities, right? We did have a good summer. We had a good summer last summer, maybe not quite as hot, which helped our expense leverage a little bit from a, you know, out-of-our-hands type perspective, but it’s really just the continued culmination of all of the things we do. And I think we expect to hold the line, hold things in line through the rest of the year as well.

Ben Brownlow:

Great, thanks and congrats on a good quarter.

Dennis Eidson:

Thank you.

Operator:

Our next question is a follow-up: Scott Mushkin, from Wolfe Research. Please go ahead.

Scott Mushkin:

Hey, guys. I have two follow ups. Thanks for taking them. Number one is I wanted to get a Valu Land update, if you had one. I know you mentioned a little bit on the call, but I didn’t get—I don’t know you have a further update. I know it’s still in test which is kind of the planned rollout, if you’re going to do more of them, and kind of what you’re seeing in the ones you have open. So that’s one. But the second thing is, I wanted to understand, did you guys see any impact with the government shutdown at all?

Dennis Eidson:

I’ll take the second one first. We did not. I don’t know if we’re unique in that, but we did not. Probably what we felt more was when the food stamps had that glitch with the technology there a couple Saturdays ago and we felt that for sure, because that would have been a normal food stamp distribution day in the state of Michigan and those food stamps didn’t get issued. So, felt that. We got it back the next day, but nothing on the government shutdown.

As it relates to Valu Land, not a lot of different color than I think I provided last quarter. As you’re aware, we’re operating eight stores today. I think some of you on the call that have asked questions have been to some of those stores. We continue to be pleased with the comp performance in the stores that are in a comp mode. You know, we actually comped very nicely in the quarter—and there are four of those stores by the way. They comped at 6% positive, which is very encouraging. But I would tell you, even with a comp at 6%, we’re not here to say, “Hey, we’re ready to roll it out and we’re going to have 20 stores operational in a year.” The new market, Metro Detroit has been, as I discussed last quarter, a little bit more challenging for us. There’s a bit of a lumpiness in the performance of the stores over on the Eastern side of the state. So at this point in time, we have eight. We are not going to open another one, do not plan to open another one in this fiscal year. We’re continuing to tweak and, as I said, we consider it still a test mode, and there’s just still more work to be done.

Scott Mushkin:

Okay, perfect. And then just a couple follow-ups on your original answer to my question about the government shutdown. Behavior as far as trading up, no difference really, nothing changed? And then—that’s what I’m getting from you, but I just wanted to make sure. And then food stamps, we’re going to get a cut November 1st, I believe. How are you guys thinking about that?

Dennis Eidson:

Yes, we’re a little concerned about the food stamp cut, I can tell you that. That could be a meaningful event for us. We’re going to have to wait and see. You know, food stamps in the state of Michigan peaked in their distribution in March of 2011 and subsequent to that period we’ve had a continued reduction in the amount of food stamps that the State has issued, and so we’ve been seeing, consequently, a reduction in the number of food stamps that are redeemed, and we’re—and the correlation to the statewide reduction. So, a little concern about them being reduced going forward.

The other question was with regard to the consumer. I would say to you, consistently, you know, since, you know, I’ve been on these calls, the D&W brand, which is located in the more upscale areas of where we operate, continues to be pretty resilient and performs very well, so I think we’re still seeing that bifurcation. We have a portfolio of private brands and, you know, we have an entry level brand, Valu Time. We have a natural organic brand, as well, Full Circle, and if you were to look at the results in the quarter, you’d see that Valu Time was a little bit softer than a year ago, and Full Circle was a little bit improved versus a year ago, so maybe a little bit of positive sign there.

Scott Mushkin:

Perfect. Thanks for all the color.

Operator:

If you wish to ask a question, please press star, then one. Our next question is a follow-up from Chuck Cerankovsky, North Coast Research. Please go ahead.

Chuck Cerankovsky:

Dennis, when you re-banner a Glen’s store, and in general any store, but specifically the Glen’s right now, are they getting any kind of quickie remodel? Anything like that inside the store to refresh them a bit as part of the program?

Dennis Eidson:

We are doing that, Chuck. It really is a pretty wide variation. There are some stores that we’re doing a major remodel and then we going to—we do a re-banner, and others where it’s maybe a few cases then we do a re-banner. In virtually every instance, unless we recently touched it with a decor package, we’re putting in the decor package that we have now as standard fare in all of the stores that we open. I think you were at Metro Health Store. The core package, that color pallet is what you’ll now find in the refreshed Glen’s stores.

Chuck Cerankovsky:

Okay. Thank you.

Operator:

Having no further questions, this concludes our question and answer session. I would like to turn the conference back over to Management for any closing remarks.

Dennis Eidson:

Great, well thank you very much and that really concludes our second quarter conference call and we appreciate everybody’s interest in the Company and we look forward to speaking with everybody again next quarter. Thank you.

Operator:

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

Important Information for Investors

Communications in this transcript do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Spartan Stores common stock in connection with the proposed merger will be submitted to the Spartan Stores’ shareholders for their consideration, and the proposed merger will be submitted to Nash Finch’s stockholders for their consideration. In connection with the proposed merger, Spartan Stores filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Prospectus”) that includes a joint proxy statement to be used by Spartan Stores and Nash Finch to solicit the required approval of their respective shareholders in connection with the proposed merger that constitutes a prospectus of Spartan Stores. The registration statement became effective on October 15, 2013. Spartan Stores and Nash Finch may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF SPARTAN STORES AND NASH FINCH ARE URGED TO READ THE PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED MERGER THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the Prospectus and other documents containing important information about Spartan Stores and Nash Finch, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Spartan Stores are available free of charge on Spartan Stores’ website at www.spartanstores.com under the tab “Investor Relations” or by contacting Jeanne Norcross, Vice President Corporate Affairs, 616-878-2830. Copies of documents filed with the SEC by Nash Finch are available free of charge on Nash Finch’s website at www.nashfinch.com under the tab “Investors” or by contacting Kathleen Mahoney, Executive Vice President, General Counsel and Secretary, 952-844-1262.

Participants in the Transaction

Spartan Stores, Nash Finch and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Spartan Stores and stockholders of Nash Finch in connection with the proposed transaction. Information about the directors and executive officers of Spartan Stores is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on June 14, 2013. Information about the directors and executive officers of Nash Finch is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 11, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement and prospectus and other relevant materials filed with the SEC.